Exhibit 1.02

CONFLICT MINERALS REPORT

This is the Conflict Mineral Report for Watts Water Technologies, Inc. and its subsidiaries (the “Company”) for calendar year 2013 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”).  Terms used and not otherwise defined in this Conflict Minerals Report have the definitions provided in Rule 13p-1 and the instructions to the Securities and Exchange Commission’s Specialized Disclosure Report on Form SD.  Pursuant to Rule 13p-1 and the instructions to Form SD, the Company is not required to obtain an independent private sector audit of this report for 2013.  All information contained in this report is unaudited.

INTRODUCTION

The Company is a leading provider of water quality, water conservation, water safety and water flow control products for the residential and commercial markets in the Americas and EMEA (Europe, Middle East and Africa) and has a strategy to expand its presence in Asia Pacific.  The Company classifies its many products into four universal product lines. These product lines are:

•                  Residential & Commercial Flow Control Products- includes products typically sold into plumbing and hot water applications.  In 2013, residential & commercial flow control products accounted for approximately 61% of the Company’s total sales.

•                  HVAC & Gas Products - includes hydronic and electric heating systems for under-floor radiant applications, hydronic pump groups for boiler manufacturers and alternative energy control packages, and flexible stainless steel connectors for natural and liquid propane gas in commercial food service and residential applications. (HVAC is an acronym for heating, ventilation and air conditioning.)  In 2013, HVAC & gas products accounted for approximately 24% of the Company’s total sales.

•                  Drains & Water Re-use Products - includes drainage products and engineered rain water harvesting solutions for commercial, industrial, marine and residential applications.  Drains & water re-use products accounted for approximately 10% of the Company’s total sales in 2013.

•                  Water Quality Products—includes point-of-use and point-of-entry water filtration, conditioning and scale prevention systems for both commercial and residential applications, and water quality instrumentation products. Water quality products accounted for approximately 5% of the Company’s total sales in 2013.

The Company has determined that many of the products that the Company manufactured or contracted to manufacture during calendar year 2013 contained one or more of the following minerals that are necessary to the functionality or production of those products: tin, tantalum, tungsten and gold (the “conflict minerals”). Specifically, the Company has determined that many of such products have brass or bronze components that contain tin or have electrical components that contain tin, tantalum, tungsten and/or gold.

Accordingly, the Company conducted in good faith a reasonable country of origin inquiry (“RCOI”) in accordance with Rule 13p-1.  The Company’s RCOI was reasonably designed to determine whether the conflict minerals contained in its products originated from the Democratic Republic of the Congo (the “DRC”) or an adjoining country (together with the DRC, the “Covered Countries”) or came from recycled or scrap sources.  As a result of its RCOI, the Company did not believe it received sufficient representations from its direct suppliers and concluded that it had reason to believe that its necessary conflict minerals may have originated in the Covered Countries.  In accordance with Rule 13p-1, the Company undertook due diligence efforts on the source and chain of custody of the conflict minerals in its products that are necessary to the functionality or production of those products.

DUE DILIGENCE

Design of Due Diligence Framework

The Company designed its due diligence measures to be in conformity, in all material respects, with the criteria set forth in the internationally-recognized due diligence framework described in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, 2013 and related supplements for tin, tantalum and tungsten and for gold.

Due Diligence Measures Performed

The Company is a “downstream” consumer of necessary conflict minerals and is many steps removed from the “upstream” companies that smelt or refine conflict minerals.  The Company does not mine conflict minerals or directly purchase any conflict minerals from conflict mineral smelters or refiners.  The Company also does not have any direct suppliers that are located in any of the Covered Countries. Accordingly, the Company approached its conflict minerals due diligence efforts consistent with its position as a downstream company in the conflict minerals supply chain.

Establish Company Management Systems.  As part of its due diligence efforts, the Company established an internal, cross-disciplinary conflict minerals working group to guide its conflict minerals compliance efforts and designated a conflict minerals program manager to coordinate its conflict minerals program implementation.  The program manager provided monthly reports to the working group regarding the Company’s conflict minerals program performance and efforts.  In 2013, the Company adopted a global Conflict Minerals Policy applicable to its suppliers of products and materials that form part of a bill of materials for a product sold by the Company.  A copy of this policy is available on the Company’s corporate website at http://www.wattswater.com/Suppliers.  The Company’s Conflict Minerals Policy includes a grievance mechanism, whereby concerns regarding compliance with the Company’s policy may be reported by telephone or online through the Company’s ethics hotline.  In connection with its RCOI, the Company distributed educational materials to all of its direct suppliers which it believes supplied, or may have supplied, the Company with materials or products containing conflict minerals that were necessary to the functionality or production of a product manufactured or contracted to be manufactured by the Company (the “3TG Suppliers”).  The Company compiled its list of 3TG Suppliers using supplier information provided by sourcing group members from the Company’s subsidiaries and divisions.  These materials included an explanation of Rule 13p-1’s objective of furthering the humanitarian goal of ending the extremely violent conflict in the DRC, which has been partially financed by the exploitation and trade of conflict minerals originating in the DRC.  The Company also specifically communicated in writing to its 3TG Suppliers its expectation that all 3TG Suppliers support the Company’s public company reporting obligations by complying with the Company’s requests for information regarding the source and origin of any conflict minerals contained in materials or products supplied to the Company. These educational materials also contained a copy of the Company’s Conflict Minerals Policy.

Identify and Assess Risk in the Supply Chain.  The Company used information obtained as part of its RCOI  to identify and assess risks regarding the source and origin of the conflict minerals in its supply chain.  As part of its RCOI, the Company electronically distributed to each of its 3TG Suppliers a questionnaire (“Questionnaire”) based on the questions contained in the standardized conflict minerals reporting template developed by the Conflict-Free Sourcing Initiative (“CFSI”).  The Company surveyed its entire 3TG Supplier base, or a total of 2,283 suppliers, during its RCOI.  The Company designed the Questionnaire to obtain information about each 3TG Supplier’s conflict minerals policy and due diligence processes and the origin or source of the conflict minerals contained in the materials and products that the supplier provided to the Company.  The Questionnaire also specifically requested that each 3TG Supplier provide the names of all known smelters or refiners in its supply chain for each applicable conflict mineral.  The Company used both automatic reminders and its global sourcing organization to follow up for missing or incomplete conflict minerals information from 3TG Suppliers who had not provided a satisfactory response to the Questionnaire.   The Company translated its Questionnaire into local languages to encourage responses from its global supplier base.  The Company also made its Questionnaire available to its 3TG Suppliers in a format that would facilitate its further distribution to companies further up the supply chain from the 3TG Suppliers in order to collect information regarding the source and origin of the conflict minerals supplied to the Company.

Of the 2,283 suppliers surveyed, 51% responded by either completing the Questionnaire or providing another form of conflict minerals statement or response regarding the source or origin of the conflict minerals contained in the materials or products supplied to the Company.  Of the 3TG Suppliers who responded to the Questionnaire and affirmatively stated that the materials or products they supplied to the Company contained one or more conflict minerals, 47% indicated these conflict minerals did not come from the Covered Countries, 16% indicated these conflict minerals came entirely from recycled or scrap sources, and 37% indicated that the source or origin of the conflict minerals was indeterminate or unknown as of the date of the response.  None of the 3TG Suppliers who responded to the Questionnaire stated that the products or materials supplied to the Company during 2013 contained conflict minerals originating from a Covered Country. Where a 3TG Supplier’s response included the names and locations of smelters and refiners in that supplier’s conflict minerals supply chain, the Company compared those names to the lists of known conflict minerals smelters and refiners published by the CFSI, to the lists of participants in the Conflict Free Smelter’s Program of the CFSI, and to other publicly available information.

Strategy to Respond to Identified Risks.   As part of identifying and assessing risk in its supply chain, the Company developed “red flags” designed to identify inconsistencies in its 3TG Suppliers’ responses to the Questionnaire or the risk that suppliers may be sourcing from the Covered Countries.   The Company reviewed Questionnaire responses received by its 3TG Suppliers to identify those presenting red flags.  The Company also followed up with 3TG Suppliers who did not provide an initial response to the Questionnaire.  During 2013, the Company’s conflict minerals program manager aggregated the results of the Company’s 3TG Supplier responses to the Company’s conflict minerals inquiries and shared those results with the Company’s conflict minerals working group on a monthly basis as part of the Company’s conflict minerals risk-assessment efforts.

Independent Third-Party Audit of Smelter/ Refiner Due Diligence Practices.  The Company does not have any direct supplier relationships with any tin, tantalum or tungsten smelters or gold refiners.  As a downstream company that is several layers removed in the supply chain from such smelters and refiners, the Company’s 2013 due diligence efforts relied on cross-industry initiatives such as the Conflict Free Smelter Initiative led by the CFSI.

Report Annually on Supply Chain Due Diligence.  The Company has filed this Conflict Minerals Report as part of its Specialized Disclosure Report on Form SD for calendar year 2013.  The Company has also made a copy of this Conflict Minerals Report for calendar year 2013 publicly available on its corporate website at http://www.wattswater.com/Investors.

DETERMINATION AND PRODUCT DESCRIPTION

Based upon the due diligence measures undertaken by the Company for calendar year 2013, the Company has concluded that the Company’s four main product offerings described below are “DRC conflict undeterminable.”  The Company based its conclusion on the fact that, for calendar year 2013, a majority of its 3TG Suppliers responded to the Company’s conflict minerals information gathering efforts in one or more of the following ways:

•                  The 3TG Supplier did not respond to the Company’s request for conflict minerals information.

•                  The 3TG Supplier indicated that the source or origin of the conflict minerals contained in the materials or products supplied to the Company was indeterminate or unknown and the supplier was unable to provide conflict minerals smelter or refiner information.

•                  The 3TG Supplier indicated that its own conflict minerals due diligence efforts were less than half complete or that it does not conduct conflict minerals due diligence or verify conflict minerals information received from its own suppliers.

As a result of the Company’s due diligence efforts, the Company concluded that it did not receive sufficient information from its 3TG Suppliers to determine the facilities used to process the conflict minerals provided by such suppliers, the country of origin of such conflict minerals or the location of the mines from which such conflict minerals originated.

The Company’s four universal product lines containing conflict minerals are described in detail as follows:

Residential & Commercial Flow Control Products

•                              The Company’s products typically sold into plumbing and hot water applications, such as backflow preventers; water pressure regulators; temperature and pressure relief valves; automatic control valves; gate, globe and check valves; thermostatic mixing valves; flow measurement valves; air separators; flow control valves; hydronic and steam heating products; tempering valves; manifolds; dielectric unions; flexible water connectors; gauges; strainers; water heater installation products and related accessories.

HVAC and Gas Products

•                  The Company’s HVAC and electronic control products and related accessories, such as controls and accessories for boiler, steam and mixing; heat pumps; solar thermal systems; under-the-floor radiant heating applications; thermostats; zone heating and cooling controls; setpoint controls and snow melting controls; valves; actuators; timers; remote access controls; sensors and wire.

•                  Certain products in the Company’s gas appliance connector product line offerings for commercial food service and residential applications that are not made of stainless steel, including the Company’s portable outdoor gas connectors, foodservice moveable gas connectors, SnapFast bar locks, Safety Quick fittings and couplings.

•                  Warm wire, heat weave mats, fittings, couplings and mini ball and balancing valves and manifolds.

Drains & Water Re-Use Products

•                  The Company’s drainage products and engineered rain water harvesting solutions for commercial, industrial, marine and residential applications, such as BRAE rainsets; floor, trench and parking drains; floor sinks; pipe fusion systems; couplings; floor cleanouts; alarms and electronic components of pH monitoring systems.

Water Quality Products

•                  The Company’s point-of-use and point-of-entry water filtration, reverse osmosis, conditioning and scale prevention systems for both commercial and residential applications that contain valves, pumps, adapters and electronic components, and electronic instrumentation and accessories used for monitoring water quality in a variety of applications.

STEPS TO IMPROVE DUE DILIGENCE FOR CALENDAR YEAR 2014

To improve its conflict minerals due diligence efforts for calendar year 2014, the Company intends to:

•                  refine the list of suppliers included in its RCOI, using information obtained from its 2013 Questionnaire responses and from its engineering and sourcing departments.  The Company believes that narrowing its list of 3TG Suppliers will allow it to deploy more effectively  its personnel resources to address higher priority risks in its supply chain and engage more fully with its 3TG Suppliers;

•                  provide additional training materials to its 3TG suppliers in advance of its 2014 RCOI;

•                  initiate its RCOI with its 3TG Suppliers located in foreign countries, particularly in Asia, earlier in the calendar year to provide these suppliers with additional response time and to allow for additional time to follow up for responses;

•                  structure its conflict minerals compliance program to provide for greater engagement by local sourcing teams;

•                  require its suppliers of lead-free brass and bronze alloys to provide more detailed smelter information to the Company due to their greater proximity in the supply chain to tin, tantalum and tungsten smelters and gold refiners; and

•                  redistribute its Conflict Minerals Policy to its suppliers and encourage its suppliers to source conflict-free when possible.